MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT - RODEO DONUT, L.L.C

May 16, 2016

The undersigned (the "**Purchaser**") hereby agrees, warrants, covenants and represents as follows:

1. Subscription. Purchaser hereby agrees to purchase (check one):

    [X] _____ Units (minimum of 100 Units) of Rodeo Donut, L.L.C. ("**Company**"), at a purchase price of $1 for each Unit, for a total purchase price of $[AMOUNT]_____ (minimum of $100).

2. Risks. Purchaser acknowledges that the purchase of the Units involves a high degree of risk and the Purchaser is acquiring the Units only after substantial investigation of the business of Company and the merits and risks associated with the purchase and ownership of the Units. Purchaser is not relying upon the accuracy of any financial projections and understands that all projections, if any, are based on numerous assumptions that may or may not occur and are made in light of present circumstances and plans and do not constitute warranties.

3. Offer to Sell. This Subscription Agreement constitutes an agreement to sell the Units to Purchaser only if this Subscription Agreement has been executed by an authorized manager of Company. If this Subscription Agreement is not executed by an authorized manager of the Company prior to December 31, 2016, then this Subscription Agreement shall become void.

4. Investment Only. The Units to be purchased by Purchaser are being acquired by Purchaser for investment only, and for Purchaser's own account and not as a nominee or agent for any other person and with no present intention of distributing or reselling such Units or any part thereof in any transactions that would be in violation of the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state or other jurisdiction.

5. Units Not Registered and Not Transferable. The Purchaser understands (1) that the Units have not been registered for sale under the Securities Act or the securities laws of any state or other jurisdiction in reliance upon exemptions therefrom, (2) that the Units must be held and not sold until such Units are registered under the Securities Act and any applicable securities laws of any state or other jurisdiction, unless an exemption from such registration is available, (3) that the Company is under no obligation to so register the Units and the Purchaser may be required to hold the Units indefinitely and (4) that if any certificate evidencing such Units is ever issued, the certificate may be imprinted in the sole discretion of the Company with a legend describing the foregoing limitations.

6. Opportunity to Ask Questions. Purchaser has been given the Opportunity to ask questions and receive answers concerning the purchase of Units, the business of Company and the risks associated therewith, and to receive any additional information Company may possess or can acquire without reasonable expense to verify the accuracy of information provided to Purchaser or to inform Purchaser about matters not expressly covered in the confidential disclosure statement.

7. Indemnity. Purchaser acknowledges that any sale, pledge or transfer of the Units in violation of this Subscription Agreement will be null and void and will not be recognized on the books and records of Company. Purchaser also understands that Company is issuing the Units in reliance upon an exemption from registration, which exemption depends upon, among other things, the accuracy of the representations and warranties of Purchaser. Therefore, the Purchaser agrees to indemnify and hold harmless Company, and its officers, directors, managers, and affiliates from and against all damages, losses, costs and expenses, including

reasonable attorney's fees and costs that they may incur by reason of any breach of the warranties and representations of Purchaser.

8.   Operating Agreement. Concurrently with the execution of this Subscription Agreement, Purchaser also agrees to execute and to be bound by the Operating Agreement, a copy of which is attached hereto as **Exhibit A**, and incorporated herein by this reference.

ACCEPTED BY COMPANY: **PURCHASER:**

Rodeo Donut, L.L.C.	Name: [INVESTOR NAME]
Signature: *Founder Signature*	Signature: *Investor Signature*
Nicki Kerbs/Manager	Name/Title: [INVESTOR NAME/TITLE]
Date: [SIGNED DATE]	Date: [SIGNED DATE]
Address:	Address: